  Filed by: HomeStreet, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: HomeStreet, Inc. Commission File No.: 001-35424         The following is a transcript of an investor call made on May 1, 2024 in connection with the proposed transaction between HomeStreet, Inc. and FirstSun Capital Bancorp. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding the proposed transaction between HomeStreet, Inc. (“HomeStreet”) and FirstSun Capital Bancorp (“FirstSun”). In general, forward-looking statements can be identified through use of words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, and include statements related to the expected timing, completion, financial benefits, and other effects of the proposed mergers (the "Merger"). Forward-looking statements are not historical facts and represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial conditions to differ materially from those expressed in or implied by such statements. Factors that could cause or contribute to such differences include, but are not limited to, (1) expected cost savings, synergies and other financial benefits from the Merger not being realized within the expected time frames or at all and costs or difficulties relating to integration matters being greater than expected, (2) the ability of HomeStreet to obtain the necessary approval by its shareholders, (3) the ability of FirstSun and HomeStreet to obtain required governmental and regulatory approvals of the Merger when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Merger), (4) the ability of FirstSun to consummate their investment agreements to obtain the necessary capital to support the transaction, (5) the failure of the closing conditions in the definitive Agreement and Plan of Merger (as amended from time to time in accordance with its terms, the “Merger Agreement”), dated as of January 16, 2024, by and between HomeStreet and FirstSun to be satisfied, or any unexpected delay in closing the Merger, (6) the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the Merger Agreement, (7) the diversion of management's attention from ongoing business operations and opportunities, (8) potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Merger, and (9) the outcome of any legal proceedings that have been or may be instituted against FirstSun or HomeStreet. Further information regarding additional factors that could affect the forward-looking statements can be found in the cautionary language included under the headings “Cautionary Statement Regarding Forward- Looking Statements” and “Risk Factors” in FirstSun’s preliminary registration statement on Form S-4 that contains a preliminary HomeStreet proxy statement and a preliminary prospectus of FirstSun discussed below, and other documents subsequently filed by FirstSun and HomeStreet with the U.S. Securities and Exchange Commission (“SEC”).

  Filed by: HomeStreet, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: HomeStreet, Inc. Commission File No.: 001-35424     ADDITIONAL INFORMATION AND WHERE TO FIND IT IN CONNECTION WITH THE MERGER BETWEEN FIRSTSUN, A DELAWARE CORPORATION, AND HOMESTREET, A WASHINGTON CORPORATION, FIRSTSUN FILED WITH THE SEC A PRELIMINARY REGISTRATION STATEMENT ON FORM S-4 THAT INCLUDED A PRELIMINARY PROXY STATEMENT OF HOMESTREET AND A PRELIMINARY PROSPECTUS OF FIRSTSUN ON MARCH 8, 2024, WHICH IS NOT YET FINAL AND WILL BE AMENDED, AS WELL AS OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS, PRIOR TO MAKING ANY INVESTMENT OR VOTING DECISION, ARE URGED TO READ THE PRELIMINARY REGISTRATION STATEMENT AND PRELIMINARY PROXY STATEMENT/PROSPECTUS (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE INTO THE PRELIMINARY PROXY STATEMENT/PROSPECTUS) AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND THE DEFINITIVE VERSIONS THEREOF (WHEN THEY BECOME AVAILABLE) BECAUSE SUCH DOCUMENTS CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER. Investors and security holders may obtain free copies of these documents, including the preliminary proxy statement of HomeStreet and the preliminary prospectus of FirstSun, and other documents filed with the SEC on its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC from (i) FirstSun on its website at https://ir.firstsuncb.com/investor- relations/default.aspx, and (ii) HomeStreet on its website at https://ir.homestreet.com/sec-filings/all- filings/default.aspx. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. PARTICIPANTS IN THE SOLICITATION FirstSun, HomeStreet and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from shareholders of HomeStreet in connection with the proposed Merger. Information regarding the directors and executive officers of FirstSun and HomeStreet and other persons who may be deemed participants in the solicitation of the shareholders of HomeStreet in connection with the proposed Merger are included in the preliminary proxy statement/prospectus for HomeStreet’s shareholder meeting, which was filed by FirstSun with the SEC on March 8, 2024. Information about the directors and officers of FirstSun and their ownership of FirstSun’s common stock can be found in FirstSun’s annual report on Form 10-K, as filed with the SEC on March 7, 2024, and other documents subsequently filed by FirstSun with the SEC. Information about the directors and officers of HomeStreet and their ownership of HomeStreet’s common stock can be found in HomeStreet’s preliminary proxy statement included in the preliminary registration statement on Form S-4, as filed by FirstSun with the SEC on March 8, 2024, HomeStreet’s annual report on Form 10-K, as filed by HomeStreet with the SEC on March 6, 2024, as amended by HomeStreet’s annual report on Form 10-K/A, as filed by HomeStreet with the SEC on April 29, 2024, and other documents subsequently filed by HomeStreet with the SEC. Additional information regarding the interests of such participants is included in the preliminary proxy

  Filed by: HomeStreet, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: HomeStreet, Inc. Commission File No.: 001-35424     statement/prospectus and other relevant documents regarding the proposed Merger filed with the SEC when they become available.

TRANSCRIPT The following is a transcript of a joint analyst conference call relating to the amendment to the definitive merger agreement and the proposed merger between FirstSun Capital Bancorp and HomeStreet, Inc. 05 - 01 - 2024 FirstSun Capital Bancorp Joint FirstSun/HomeStreet Analyst Conference Call

FirstSun Capital Bancorp Joint FirstSun/HomeStreet Analyst Conference Call TOTAL PAGES: 11 CORPORATE SPEAKERS: Kelly Rackley FirstSun Capital Bancorp; Corporate Secretary Neal Arnold FirstSun Capital Bancorp; Chief Executive Officer, President Mark Mason HomeStreet; Director, Chairman, Chief Executive Officer, President Rob Cafera FirstSun Capital Bancorp; Chief Financial Officer PARTICIPANTS: Matt Olney Stephens; Analyst Woody Lay KBW; Analyst Timothy Coffey Janney Montgomery Scott; Analyst PRESENTATION: Operator^ Ladies and gentlemen, thank you for standing by. Welcome, everyone, to the joint FirstSun/HomeStreet Analyst Call. (Operator Instructions). Thank you. I will now hand the call over to Kelly Rackley, Corporate Secretary. You may begin your conference. Kelly Rackley^ Thank you. Good morning, everyone. Yesterday evening, we issued a joint press release to announce an amendment to the merger agreement between FirstSun and HomeStreet. On the call today we will discuss this announcement and we will answer questions from analysts. Before we begin our remarks, I'd like to remind you that our detailed joint press release and an accompanying investor presentation were filed by each of us with the SEC and are available on our respective investor relations websites. In addition, a recording and a transcript of this call will be available at the same locations following today's call.

FirstSun Capital Bancorp Joint FirstSun/HomeStreet Analyst Conference Call Please note that during our call today we will make certain predictive statements that reflect our current views, the expectations and uncertainties about the company's performance and our financial results. These are likely forward-looking statements that are made subject to the safe harbor statements included in yesterday's joint press release, our investor deck and risk factors disclosed in our other public filings. I'll now introduce FirstSun's President and CEO, Neal Arnold. Neal Arnold^ Thank you, Kelly, and thank you for joining us this morning. In the four months since we announced our merger, we have experienced a more volatile bank operating environment. Two primary factors have come into play specifically for each of our companies and this merger. First, rates have been moving higher and we've certainly seen a locked in belief of higher for longer. This impacts our net interest margin and funding costs. Secondly, we've seen a more defensive posture on commercial real estate concentrations by regulators, bank operators and investors broadly. In response to these realities, FirstSun and HomeStreet are taking some specific actions and have announced a negotiated adjustment to our merger agreement. But before I discuss the changes, let me confirm what has not changed. First, the strategic rationale and industrial logic remains fully intact. No change, no degradation. We have not changed our perspective on our combined company's asset quality. There have been no revisions to our credit marks, and FirstSun and HomeStreet still have very high-quality loan portfolios. Next, we are planning on delivering high EPS accretion and top tier performance metrics, specifically mid 20’s EPS accretion for 2025, slightly lower than initially expected, but over 30% run rate accretion and 140 plus ROAs in 2026 going forward. Our investors remain very committed to FirstSun and are fully supportive of this transaction. We believe our stock represents an incredible value given the re-guidance we are providing. Next, the shareholder value creation thesis we laid out previously still holds true, better than top quartile net interest margins, fee income to revenue percentages, ROAs and return on equity. We will have a top performing bank when this merger is completed. And finally, the pro forma bank will even be a more fortified balance sheet as we've taken some steps to de risk certain elements, resulting in first a lower CRE concentration risk and also higher capital levels. So, what changes have we made? First, we've decided to raise up to an additional $108 million in bank level capital. We are expanding our existing capital commitments from our long-term capital providers. These firms are adding an additional $60 million in the form of common equity, and we'll raise an additional $48 million in subordinated debt. We're going to lower also our CRE concentration by reducing certain loan exposures. We have worked to evaluate multiple loan portfolio options, and we anticipate reducing our CRE by approximately $300 million. I also want to say that these assets are assets we’d prefer not to

FirstSun Capital Bancorp Joint FirstSun/HomeStreet Analyst Conference Call dispose of, but we’ve decided to do this to help balance our overall loan concentration levels. For clarity, we have committed to complete these actions concurrent with the merger closing. In the process of working together on our integration plans, we have identified more cost savings that we believe are available to us in the amount of up to $7.5 million pretax, which would take our cost saves up to about 30%. We are actively monitoring the risk and the rate involved -- rate risk involved in the HomeStreet portfolio. In addition, FirstSun has lifted out and hired an experienced C&I team in Southern California that we expect to deliver material deposits and loans that we believe will positively impact 2025 going forward. In the process of repositioning, de-risking and adding capital, FirstSun and HomeStreet agreed to modify the exchange ratio. This was done to partially offset some of the earnings friction created by the higher for longer impact on HomeStreet's net interest income and bottom line. The pro forma impacts reflect the inclusion of all these revisions. The new capital, the lower CRE, higher cost saves, and the updated rate environment. The process of integration has been moving forward, and we expect to be fully integrated in early 2025. We were expecting to have this closing, and we expect it will now move from summer to late 2024. The material we've provided show the side-by-side comparison of what we announced in January and what the impact of the changes mean for all the key metrics. And I'll have Rob take you through those in a moment. Let me also briefly explain the regulatory shift for us. We will remain a Fed regulated bank holding company as previously announced. However, we've also decided to proceed with an application to have the pro forma bank also be primarily regulated by the Federal Reserve and the State of Texas Department of Banking. After discussion with our respective boards, we decided this was a better long-term path for the combined organization. We believe the Fed and the State of Texas have a firm understanding of our business and the nature of our CRE risks. In our discussions with the OCC in Washington, it became obvious that we would not gain near term approval given their recent experience with multifamily and other CRE positions. We believe their position also resided in the fact that they were not the primary regulator for HomeStreet. The Fed is taking a very different approach, in part due to the changes we have made to the transaction. Our belief is that CRE is not the same across all categories and all geographies, and it's particularly distinguished when comparing West Coast multifamily and East Coast New York multifamily. We've had a significant interaction with the State of Texas and the Fed, and we believe there's a pathway for this merger application to be approved. Let me now turn it over to Mark Mason for some comments regarding this transaction.

FirstSun Capital Bancorp Joint FirstSun/HomeStreet Analyst Conference Call Mark Mason^ Thanks, Neal. On behalf of HomeStreet, I will say that we remain very committed to this transaction. The entire HomeStreet team continues to work hard with our partners at FirstSun on integration planning and system selection and conversions, with the ultimate objective of a seamless transition post-closing. Our view of the attractiveness of this merger remains intact. Our combined geographic reach, our product diversity and top-tier earnings power is well positioned for growth. Additionally, our very complementary rate risk, product offerings and credit cultures actually improve our individual risk profiles, making the combined company that much stronger. On the credit side for HomeStreet I would add, our credit performance remains very strong. Our charge offs have been minimal for the last ten years, and our problem assets remain low today. Multifamily loans have been in the headlines recently, and I'd like to say a couple of things about the quality of the HomeStreet portfolio. Ours is a West Coast based portfolio, which is significantly different from the East Coast, particularly relative to New York City. New York City rent controlled buildings have fallen in value significantly since 2019, when New York City changed their regulations to allow tenant family succession and severely restricted owners' ability to rehabilitate units and recover their cost. Los Angeles City and County don't allow succession and allow reasonable recovery of improvements. Los Angeles rent controlled properties still trade at a relative premium to market rate units. Ours is not a high rise-based portfolio either. It's primarily B and C properties in low to moderate income areas with a concentration in Los Angeles County. The underwriting is very conservative. Lower LTVs, roughly 80% recourse, generally owned by experienced investors, who own several properties with meaningful global cash flow. Our historical multifamily loan performance is stellar. Zero charge offs. At the end of the first quarter, we had only one delinquent loan and only 0.6% and 0.2% respectively of the portfolio that had a criticized or classified rating. I'll now turn it over to Rob. Rob Cafera^ Thank you, Mark. We've highlighted the side-by-side transaction and merger economic updates in the IR deck, I believe on pages six and seven. There's a couple things I'll note. We expect closing in late 2024. The total common raise, including the upfront issuance to Wellington, as well as the commitments from our other capital partners at closing, including Castle Creek, are now up to $235 million from the $175 million level. We greatly value the continued support from our capital partners, who remain very committed to FirstSun and the merits of this deal. When adding the approximate $48 million of sub debt, this means we're putting an additional $108 million down into the bank at closing. The exchange ratio was modified to be 0.3867 shares of FirstSun for each HomeStreet share. That's roughly an 11% reduction.

FirstSun Capital Bancorp Joint FirstSun/HomeStreet Analyst Conference Call Wellington and the new investor group, Castle Creek and others, on a combined basis will own about 18% of the combined company, and the issuance price to these investors remains the same as agreed upon previously and that's $32.50 per share. Looking at some of the economics, HomeStreet has reforecast its earnings projections, which have resulted in a lower near-term earnings contribution to the pro forma. The higher for longer rate environment has basically put HomeStreet's earnings recovery one year behind what we had anticipated. FirstSun's 2025 forecast remains intact. Our NIM is well positioned for this type of an environment. There are some net changes in the marks, some adverse, some positive. Importantly though, I will note there is no change to the gross credit mark. Obviously we've been paying close attention to the credit performance during the past four months and have not identified anything there that challenge, you know, that changes our view. Higher cost savings are available. So, the net impact of the changes in marks, slightly higher upfront deal charges as well as the changes in additional capital, asset optimization actions and the change in the exchange ratio delivers EPS accretion slightly in excess of 24% for 2025, and as Neal said earlier, we believe it's over 30% for the near term run rate thereafter. While there's more TBV dilution, the earn back is still under three years, so the economics remain very strong. We also believe the net interest margin, return on assets and return on equity all remain at superb performance levels and are substantially consistent with our previous guidance. From a de risking perspective, we highlight the impacts of the additional actions on page eight in the deck. You know, our CRE reduction of $300 million, plus the new capital changes the at closing capital profile and concentration ratios meaningfully. At close our expected CRE to total risk- based capital ratio improves to about 385%. That's down from about 425% at announcement and it quickly heads towards 300% as we get through 2025 and into 2026. It's important to note that our CRE concentration is in multifamily, and as you look at it, exclusive of multifamily, our CRE to total risk-based capital ratio would be about 135%. That's well below recent deals and well below our peer group set who have much higher ratios. The new issuance and net impacts of the revisions and updates improve our bank and bank holding company risk-based capital ratios. Specifically, we improve our CET1 and total risk-based capital ratios by as much as 20 basis points. When you compare our at close ratios, we're better than many recently closed mergers and on our way to peer metrics as we get toward the end of 2025. I'd also like to highlight the significant level of embedded capital here considering the level of rate marks. You'll see this illustrated on page nine in the deck.

FirstSun Capital Bancorp Joint FirstSun/HomeStreet Analyst Conference Call Our rate marks are worth about 200 basis points of capital, or nearly $300 million in absolute dollars. And you can see our capital ratios if we back out the rate mark impact. We see this importantly as an added layer of balance sheet strength. Additionally, we are accreting well over 100 basis points of CET1 on an annual basis out of the gate. Our ACL coverage on loans is on peer levels, but it would be actually 20 basis points higher than peers if you normalize for the multifamily loan portfolio. And our GAAP equity is a much lower AOCI risk. Our AOCI is only roughly 3.4% of GAAP equity, while peers are nearly 11%, so much less TCE volatility here. With that, I'll turn it back to Neal. Neal Arnold^ Thanks, Rob. As we've said, as we are navigating these de risking efforts, we did not lose sight of the mission: deliver top-tier performance. We believe the net interest margin, ROA and return on common equity remain at superb performance levels. These numbers are substantially consistent with our previous guidance and will be a leader among our peer banks. We previously suggested our shareholder value creation thesis could deliver significant upside to the combined shareholder base of FirstSun and HomeStreet. This investment case remains firmly intact. We trade at 6.3 times our revised 2025 EPS estimates. Peers are trading in the range of 10 to 12. We trade at 1.18 times our pro forma fully diluted tangible book value. This is a meaningful discount to peers, and we believe our tangible book value is more robust in that we have a much lower AOCI, as Rob recently explained. So, in summary, on a combined basis, we are a premier bank that is positioned for growth, attracting the kind of clients and talent and playing offense. We are in some of the best U.S. banking markets with low market share. We are nimble and have de risked effectively in real time. So, being able to play some defense in choppy times. We are positioned for either rising or falling rates with the combined rate sensitivity of this institution. And we are set to deliver exceptional financial benefit to our collective shareholders as our combined teams continue to work aggressively on integration and the go forward company. I'll turn it over to Rob. Rob Cafera^ Okay at this time, I'm going to hand the call back to Bavesh to remind everyone on the process for the Q&A. QUESTION & ANSWER: Operator^ Thank you, sir. We will now begin the question-and-answer session. (Operator Instructions)

FirstSun Capital Bancorp Joint FirstSun/HomeStreet Analyst Conference Call Our first question comes to line on Matt Olney from Stephens Inc. Please go ahead. Matt Olney^ Hey, thanks for taking the question. I appreciate you guys hosting the call this morning. Neal, as you said, there's been a lot of noise in the industry since you announced this transaction back in January. Can you just describe the process of re-underwriting this transaction in the current environment and what were some of the more important considerations and assumptions that you're making now? Neal Arnold^ Yes. Thank you. You know, we as an industry are certainly experiencing a lot more volatility. And I guess what we come back to are some of the basics that are so important to success in a transaction. The first is asset quality. You can never violate the asset quality thesis. And we think this combined company has an incredible asset quality profile. Regardless of the environment we're going to have. It's going to be more balanced from an interest rate, but the asset quality profile we would mark against anyone. Secondly, I'd say culture. As we've worked together with the HomeStreet team, I would tell you we feel even more encouraged as our teams have come together, as we've identified ways that we can leverage our two organizations going forward. And probably the third is, the markets and our business models together are just stronger. So, to us, we look at what's transpiring and say both of us end up as stronger institutions. And I think that's the underlying thesis that we saw to begin with. And we're just, if anything, we believe it's even more true as we've worked through it. Matt Olney^ Okay appreciate that, Neal. And then just want to clarify around the new capital, just on the new equity side of the transaction, can you just confirm that this new equity has entirely been committed by existing investors? Just any comments there? Neal Arnold^ Rob, I'll let you. Rob Cafera^ Absolutely. So, our existing investor group that had originally subscribed for the $175, we're continuing to work with, and we have commitments in hand today for all but $15 million. And one of the investors has an option on the $15, the remaining $15 million. So, that's the summary. Matt Olney^ And then same thing on the debt side. What's the committed levels there? Rob Cafera^ On the sub debt side, we've not started the marketing process there. We're going to sequence that closer to close. However having said that, we have already had several inquire as to getting on the list for that subscription. So, based on our discussions with our counsel and the parties that will be representing us there, we're not anticipating any issues on that side. Matt Olney^ And then just lastly for me, you mentioned no change to the credit mark. I think that's notable here. Can you just describe the process that you went through in reviewing that

FirstSun Capital Bancorp Joint FirstSun/HomeStreet Analyst Conference Call credit mark? And I guess if you're assuming higher interest rates and other parts of the transaction, were you also assuming higher rates on the credit front and any impact from that new assumption? Thanks. Rob Cafera^ Neal, I'm happy to start this one. Yes. So, Matt, thank you for the questions. And yes, we are reaffirming the credit mark here. We actually had an outside firm assist us, independent third party review the portfolio at HomeStreet and actually a sizable percentage of the portfolio, 75 plus percent there. And you know, we would echo, Mark had, made some comments on the underwriting of the HomeStreet portfolio. We would echo those comments relative to everything that we found through the process, both upfront and post announcement, in terms of the strength of the underwriting on the portfolio here. So, we remain encouraged by the performance here. And as a matter of process on the underwriting side that HomeStreet practices, there is sensitivity analysis. We actually utilized our independent third party to revalidate the sensitivity analysis side of, you know, what the credits would look like in the current rising interest rate environment. And all that led us to the same conclusion on credit mark. Matt Olney^ Okay thanks for taking my questions, guys. Neal Arnold^ Thank you. Rob Cafera^ Thank you. Operator^ Thank you. Thank you. Our next question comes from the line of Woody Lay from KBW. Please go ahead. Woody Lay^ Hey. Good morning, guys. Wanted to -- wanted to start on the CRE concentration. So, the goal to get that below 300% and then maintain it below that 300% mark looks like in the slide do you expect that to happen by 2026? Neal Arnold^ Yes. I think that's fair. What we've historically done is to have a lower CRE concentration level. We like the rate sensitivity component, we like the credit profile. But I would just say as an organization, our focus is completely relationship driven. And so, we're looking for clients long term that have deposit, treasury management, strong, full relationships with the organization. So, I'd expect that to migrate. We didn't set a specific target. I would say when we talked with regulators, it became clear that lower was their thought. But I would just underscore this is a -- this is a multifamily portfolio, not a broad based CRE portfolio. To me, the credit stress is happening much more in the office space and the broad based CRE and current profile credit, it's -- this is a lot lower longer-term profile.

FirstSun Capital Bancorp Joint FirstSun/HomeStreet Analyst Conference Call So, to us, we're being thoughtful about how we'll manage the CRE concentration down, but our expectation is it'll continue to go down as we work to build up our C&I and other pieces of the business. Woody Lay^ Got it. That's helpful. Maybe moving over to the lower net income outlook for HomeStreet in 2025. Obviously the rate outlook has changed pretty dramatically since the deal announcement. So, is it just a lower net interest margin that's driving that lower projection and any color you can give on the rate assumptions that you have baked into your forecast? Neal Arnold^ Yes, Mark, I'll let you. Mark Mason^ Sure. Hey, Woody. You're pretty close to the answer. Obviously with a change in our rate forecast, there's impacts on funding costs for HomeStreet. In addition to which, we continued to see somewhat higher migration from lower cost products to higher cost products. And if we extend that forward somewhat, it continues to have a more negative impact on our net interest margin. Beyond that, we're not seeing blue sky in our single-family mortgage business from a noninterest income standpoint. And if you extend that far, they're similarly detrimental to the next couple of years in net income. Woody Lay^ Yes, all right, that's helpful. And then last for me, it was good to see the hiring of the C&I team in Southern California. Any color you can give on that? And do you think there are more hires to come? Neal Arnold^ Yes, good question. We saw one of our biggest opportunities in the HomeStreet geographic footprint was to significantly leverage the core deposit franchise in Southern California by adding a strong team. So, we started working on that almost from the day of announcement. I would tell you today we have recruited, I believe it's 12 bankers in Southern Cal, spread out from San Diego, you know, covering the Southern Cal market. I can tell you we hired them on the FirstSun side because we thought we could hit the ground running. And I can tell you that there are significant opportunities for deposits and loans already in our pipeline. Now, I like the start. I don't think you'll see us adding, but I think it took one of the risks off the table that we weren't sure how long it would take us because we are an unknown entity in Southern Cal, but certainly there's some disruption going on there. Woody Lay^ All right, thanks for taking my questions. Operator^ Thank you. Our next question comes to line of Timothy Coffey from Janney Montgomery Scott. Please go ahead. Timothy Coffey^ Thank you. I appreciate the opportunity to ask a couple questions here. My first question is on the $300 million in multifamily loans. I'm assuming the multifamily loans

FirstSun Capital Bancorp Joint FirstSun/HomeStreet Analyst Conference Call that you're looking to sell later this year. Are you putting any hedges on those to protect against interest rate risk? Neal Arnold^ Rob, you want to grab? Rob Cafera^ Yes, so, from a hedging perspective, you know, we're looking at a variety of scenarios. You know, we're, from a loan reduction standpoint, we're looking at a variety of alternatives. We're looking at sale alternatives, securitization alternatives. We're actually looking at all the products, and if you will, in the CRE bucket, we've got a variety of folks that the team's working with. And ultimately, I think we'll end up going down multiple paths, so that we can execute in a manner that provides the most optimal and balanced outcome from a concentration and earnings and a capital perspective. Our objective is to position our combined balance sheet in a position of strength to enable our future growth prospects and objectives and to continue to optimize our capital position. So, it's a dynamic equation, of course. And just as we've done on the FirstSun side, in terms of positioning the balance sheet from a position of strength, the combined company will be focused on doing the same. Timothy Coffey^ Okay thanks, I appreciate that. And Mark, to my knowledge, other -- I don't know if there are substantial hedges on your portfolio right now, is that correct? Mark Mason^ Tim, we do not have any purely balance sheet hedges or loans held for investment or securities hedges. The only hedging we do is related to the mortgage business in pipeline hedging and hedging our servicing rights. Now, having said that, when you're thinking about the multifamily portfolio specifically, remember as each month passes toward that merger closing date, the value of that portfolio, all else being equal, increases. The present value, if you will, because you get closer and closer to the repricing dates on loans that are currently in their hybrid fixed rate period. So, it's a little bit of a natural hedge as time passes. Not that's necessarily going to cover all potential rate increase issues, but it does provide you some cushion. Timothy Coffey^ Okay thanks, Mark. That's helpful. And then Neal, just a question for you. I understand -- I would call it the difference of opinion with certain regulators in this country. Do you think we'll start to see more banks move to move their primary regulator? Neal Arnold^ Yes. Thank you for asking the easy question to me. You know, who knows? Certainly, I would say as it relates to our situation, we work very closely with our regulators, and I would say in a regional way. You know, our credibility with them matters greatly. You know, uncertainty is hard for all of us, and I think we've all recognized it's become quite difficult to get

FirstSun Capital Bancorp Joint FirstSun/HomeStreet Analyst Conference Call mergers through some of these processes. I'm not sure that's helpful long term, but I do have confidence that the Fed and the state have a very clear business orientation around banking. Timothy Coffey^ Very good. Those are my questions. Thank you. Operator^ Thank you. There appears to be no further questions at this time. Ms. Kelly Rackley, corporate secretary, I'll turn the call back over to you. Kelly Rackley^ Great. Thank you, everybody, for your participation today. In closing, on behalf of FirstSun and HomeStreet, we just want to tell you now that this call is considered concluded. Have a good day. Operator^ Thank you. This concludes today's conference call. We thank you for participating. And you may now disconnect.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding the proposed transaction between HomeStreet, Inc. (“HomeStreet”) and FirstSun Capital Bancorp (“FirstSun”). In general, forward-looking statements can be identified through use of words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, and include statements related to the expected timing, completion, financial benefits, and other effects of the proposed mergers (the "Merger"). Forward-looking statements are not historical facts and represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial conditions to differ materially from those expressed in or implied by such statements. Factors that could cause or contribute to such differences include, but are not limited to, (1) expected cost savings, synergies and other financial benefits from the Merger not being realized within the expected time frames or at all and costs or difficulties relating to integration matters being greater than expected, (2) the ability of HomeStreet to obtain the necessary approval by its shareholders, (3) the ability of FirstSun and HomeStreet to obtain required governmental and regulatory approvals of the Merger when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Merger), (4) the ability of FirstSun to consummate their investment agreements to obtain the necessary capital to support the transaction, (5) the failure of the closing conditions in the definitive Agreement and Plan of Merger (as amended from time to time in accordance with its terms, the “Merger Agreement”), dated as of January 16, 2024, by and between HomeStreet and FirstSun to be satisfied, or any unexpected delay in closing the Merger, (6) the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the Merger Agreement, (7) the diversion of management's attention from ongoing business operations and opportunities, (8) potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Merger, and (9) the outcome of any legal proceedings that have been or may be instituted against FirstSun or HomeStreet. Further information regarding additional factors that could affect the forward-looking statements can be found in the cautionary language included under the headings “Cautionary Statement Regarding Forward- Looking Statements” and “Risk Factors” in FirstSun’s preliminary registration statement on Form S-4 that contains a preliminary HomeStreet proxy statement and a preliminary prospectus of FirstSun discussed below, and other documents subsequently filed by FirstSun and HomeStreet with the U.S. Securities and Exchange Commission (“SEC”). ADDITIONAL INFORMATION AND WHERE TO FIND IT IN CONNECTION WITH THE MERGER BETWEEN FIRSTSUN, A DELAWARE CORPORATION, AND HOMESTREET, A WASHINGTON CORPORATION, FIRSTSUN FILED WITH THE SEC A PRELIMINARY REGISTRATION STATEMENT ON FORM S-4 THAT INCLUDED A PRELIMINARY PROXY STATEMENT OF HOMESTREET AND A PRELIMINARY PROSPECTUS OF FIRSTSUN ON MARCH 8, 2024, WHICH IS NOT YET FINAL AND WILL BE AMENDED, AS WELL AS OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS, PRIOR TO MAKING ANY INVESTMENT OR VOTING

DECISION, ARE URGED TO READ THE PRELIMINARY REGISTRATION STATEMENT AND PRELIMINARY PROXY STATEMENT/PROSPECTUS (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE INTO THE PRELIMINARY PROXY STATEMENT/PROSPECTUS) AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND THE DEFINITIVE VERSIONS THEREOF (WHEN THEY BECOME AVAILABLE) BECAUSE SUCH DOCUMENTS CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER. Investors and security holders may obtain free copies of these documents, including the preliminary proxy statement of HomeStreet and the preliminary prospectus of FirstSun, and other documents filed with the SEC on its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC from (i) FirstSun on its website at https://ir.firstsuncb.com/investor- relations/default.aspx, and (ii) HomeStreet on its website at https://ir.homestreet.com/sec-filings/all- filings/default.aspx. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. PARTICIPANTS IN THE SOLICITATION FirstSun, HomeStreet and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from shareholders of HomeStreet in connection with the proposed Merger. Information regarding the directors and executive officers of FirstSun and HomeStreet and other persons who may be deemed participants in the solicitation of the shareholders of HomeStreet in connection with the proposed Merger are included in the preliminary proxy statement/prospectus for HomeStreet’s shareholder meeting, which was filed by FirstSun with the SEC on March 8, 2024. Information about the directors and officers of FirstSun and their ownership of FirstSun’s common stock can be found in FirstSun’s annual report on Form 10-K, as filed with the SEC on March 7, 2024, and other documents subsequently filed by FirstSun with the SEC. Information about the directors and officers of HomeStreet and their ownership of HomeStreet’s common stock can be found in HomeStreet’s preliminary proxy statement included in the preliminary registration statement on Form S-4, as filed by FirstSun with the SEC on March 8, 2024, HomeStreet’s annual report on Form 10-K, as filed by HomeStreet with the SEC on March 6, 2024, as amended by HomeStreet’s annual report on Form 10-K/A, as filed by HomeStreet with the SEC on April 29, 2024, and other documents subsequently filed by HomeStreet with the SEC. Additional information regarding the interests of such participants is included in the preliminary proxy statement/prospectus and other relevant documents regarding the proposed Merger filed with the SEC when they become available.